Ecopetrol continues to grow in the deepwater U.S. Gulf of Mexico

•	Ecopetrol America Inc. placed bids partnering with Murphy Exploration and Production Company -USA and Venari Offshore LLC

•	With the results from this round, Ecopetrol America Inc. could raise its share to 149 blocks in one of the most attractive areas for exploration in the world

BOGOTA, Colombia, March  28, 2014 /PRNewswire/ -- Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announces that its U.S. affiliate (Ecopetrol America Inc.) placed the most competitive bids for 11 blocks in the "Central Planning Area Lease Sale 231" round held in New Orleans on March 19, as disclosed by the Bureau of Ocean Energy Management (BOEM), the governmental authority in charge of the process in the U.S. In this lease sale, Ecopetrol America Inc. partnered with Murphy Exploration and Production -USA in 7 blocks and with Murphy Exploration and Production -USA and Venari Offshore LLC in 4 blocks.

The official awarding of the blocks will be conducted by BOEM in the coming months after the checking of bids and ascertaining that the companies fulfill the conditions required for the round.

The economic bids placed by Ecopetrol America and its partners in the 11 blocks add up to approximately US $73.2 million with Ecopetrol America's share consisting of approximately US $33.7 million.

In case of being granted, these blocks allow deep sea hydrocarbon exploration in water depths of over 221 meters for a 10-year period. Further, Ecopetrol America Inc. would increase its participation in the U.S. Gulf Coast basin to 149 blocks.

The results obtained strengthen Ecopetrol's position in the U.S. Gulf of Mexico, which it considers a focus area in its internationalization process.

Ecopetrol is Colombia's largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company's business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations

Alejandro Giraldo

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Tellez

Phone: + 571-234-5377

Fax: +571-234-4480

Email: mtellez@ecopetrol.com.co

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